

London Office

Building 1, 1st Floor
Aviator Park, Station Road
Addlestone KT15 2PG, United Kingdom
Tel: +44 (0)1932 826300
Fax: +44 (0)1932 826350
www.mondigroup.com

20 May 2010



Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
USA

Dear Sir

MONDI LIMITED – FILE NO. 82-35166
MONDI plc – FILE NO. 82-35165

In accordance with Rule 12g3-2(b), please find enclosed the following documents:

Mondi Limited

- Annual return filed with the South African Companies Registration Office for the period to December 2009.

Mondi plc

- Annual return filed with the UK Registrar of Companies as at 11 April 2010 together with a CD containing details required from the shareholder register.

Should you have any queries, please don't hesitate to contact me.

Yours faithfully

Jenny Peterkin
Company Secretarial Assistant
Mondi Group

Tel. +44 (0)1932 826368
Fax. +44 (0)1932 826351
Email. jenny.peterkin@mondigroup.com

dlw 5/26

FILE NO: 82-35165

In accordance with Section 854 of the Companies Act 2006.

AR01
Annual Return

BLUEPRINT OneWorld

A fee is payable with this form
Please see 'How to pay' on the last page.

You can use the WebFiling service to file this form online.
Please go to www.companieshouse.gov.uk

✓ **What this form is for**
You may use this form to confirm that the company information is correct as at the date of this return. You must file an Annual Return at least once every year.

✗ **What this form is NOT for**
You cannot use this form to give notice of changes to the company officers, registered office address, company type or information relating to the company records.

For further information, please refer to our guidance at www.companieshouse.gov.uk

Part 1 Company details

The section must be completed by all companies.

→ **Filling in this form**
Please complete in typescript or in bold black capitals.
All fields are mandatory unless specified or indicated by *

A1 Company details

Company number: 0 6 2 0 9 3 8 6

Company name in full ❶: MONDI plc

❶ **Company name change**
If your company has recently changed its name, please provide the company name as at the date of this return.

A2 Return date

Please give the annual return made up date. The return date must not be a future date. The annual return must be delivered within 28 days of the date given below.

Date of this return ❷: d1 d1 m0 m4 y2 y0 y1 y0

❷ **Date of this return**
Your company's return date is usually the anniversary of incorporation or the anniversary of the last annual return filed at Companies House. You may choose an earlier return date but it must not be a later date.

A3 Principal business activity

Please show the trade classification code number(s) for the principal activity or activities. ❸

Classification code 1	7 4 1 5
Classification code 2	
Classification code 3	
Classification code 4	

If you cannot determine a code, please give a brief description of your business activity below:

Principal activity description:

❸ **Principal business activity**
You must provide a trade classification code (SIC code) or a description of your company's main business in this section.
A full list of the trade classification codes are available on our website: www.companieshouse.gov.uk

AR01
Annual Return

A4 Company type ❶

Please confirm your company type by ticking the appropriate box below (only one box must be ticked):

- [x] Public limited company
- [ ] Private company limited by shares
- [ ] Private company limited by guarantee
- [ ] Private company limited by shares exempt under section 60
- [ ] Private company limited by guarantee exempt under section 60
- [ ] Private unlimited company with share capital
- [ ] Private unlimited company without share capital

❶ **Company type**
If you are unsure of your company type, please check your latest certificate of incorporation or our website:
www.companieshouse.gov.uk

A5 Registered office address ❷

Building name/number	BUILDING 1, 1ST FLOOR
Street	AVIATOR PARK
	STATION ROAD
Post town	ADDLESTONE
County/Region	SURREY
Postcode	K T 1 5 2 P G

❷ **Change of registered office**
This must agree with the address that is held on the Companies House record at the date of this return.

If the registered office address has changed, you should complete form AD01 and submit it together with this annual return.

A6 Single alternative inspection location (SAIL) of the company records (if applicable) ❸

Building name/number	EQUINITI
Street	HOLM OAK, HOLM OAK BUSINESS PARK
	WOODS WAY, GORING BY SEA
Post town	WORTHING
County/Region	WEST SUSSEX
Postcode	B N 1 2 4 F E

❸ **SAIL address**
This must agree with the address that is held on the Companies House record at the date of this return.

If the address has changed, you should complete form AD02 and submit it together with this annual return.

A7 Location of company records ❹

Please tick the appropriate box to indicate which records are kept at the SAIL address in **Section A6**:

- [x] Register of members.
- [ ] Register of directors.
- [ ] Directors' service contracts.
- [ ] Directors' indemnities.
- [ ] Register of secretaries.
- [ ] Records of resolutions etc.
- [ ] Contracts relating to purchase of own shares.
- [ ] Documents relating to redemption or purchase of own share out of capital by private company.
- [ ] Register of debenture holders.
- [ ] Report to members of outcome of investigation by public company into interests in its shares.
- [ ] Register of interests in shares disclosed to public company.
- [ ] Instruments creating charges and register of charges: England and Wales or Northern Ireland.
- [ ] Instruments creating charges and register of charges: Scotland.

❹ **Location of company records**
If the company records are held at the registered office address, do not tick any of the boxes in this section.

Certain records must be kept by every company while other records are only kept by certain company types where appropriate.

If the records are not kept at the SAIL address, they must be available at the registered office.

If any of the company records have moved from the registered office to the address in Section A6 since the last annual return, you must complete form **AD03** and submit it together with this annual return.

Part 2 Officers of the company

This section should include details of the company at the date to which this annual return is made up.

- → For a **secretary** who is an individual, go to **Section B1**.
- → For a **corporate secretary**, go to **Section C1**.
- → For a **director** who is an individual, go to **Section D1**.
- → For a **corporate director**, go to **Section E1**.

Continuation pages
Please use a continuation page if you need to enter more officer details.

Secretary

B1 Secretary's details ❶

Please use this section to list all the secretaries of the company.
For a corporate secretary, complete Section C1-C4.

Title*	MRS
Full forename(s)	CAROL ANNE
Surname	HUNT
Former name(s) ❷	

❶ Secretary appointments
You may not use this form to appoint a secretary. To do this, please complete form AP03 and submit it together with this annual return.

Corporate details
Please use Section C1-C4 to enter corporate secretary details.

Secretary details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form CH03.

❷ Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

B2 Secretary's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

Corporate secretary

C1 Corporate secretary's details ❶

Please use this section to list all the corporate secretaries of the company.

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate secretary appointments**
You cannot use this form to appoint a corporate secretary. To do this, please complete form **AP04** and submit it together with this annual return.

Corporate secretary details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form CH04.

This information will appear on the public record.

C2 Location of the registry of the corporate body or firm

Is the corporate secretary registered within the European Economic Area (EEA)?
→ Yes Complete **Section C3 only**
→ No Complete **Section C4 only**

C3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register.

Where the company/ firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance:
www.companieshouse.gov.uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC).

C4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed. If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register.

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register.

AR01
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	DAVID ANDREW
Surname	HATHORN
Former name(s) ❷	
Country/State of residence	SOUTH AFRICA
Nationality	SOUTH AFRICAN
Date of birth	2 1 0 5 1 9 6 2
Business occupation (if any)	CHIEF EXECUTIVE OFFICER

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	ANDREW CHARLES WALLIS
Surname	KING
Former name(s) ❷	
Country/State of residence	SOUTH AFRICA
Nationality	SOUTH AFRICAN
Date of birth	1 3 0 9 1 9 6 9
Business occupation (if any)	CHIEF FINANCIAL OFFICER

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	COLIN STEPHEN
Surname	MATTHEWS
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	2 0 0 4 1 9 5 6
Business occupation (if any)	CEO, BAA AIRPORTS LIMITED

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form AP01 and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	130
Street	WILTON ROAD
Post town	LONDON
County/Region	
Postcode	S W 1 V 1 L Q
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	
Full forename(s)	IMOGEN
Surname	MKHIZE
Former name(s) ❷	
Country/State of residence	SOUTH AFRICA
Nationality	SOUTH AFRICAN
Date of birth	1 6 0 5 1 9 6 3
Business occupation (if any)	COMPANY DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section** E1-E4 to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form CH01.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	JOHN EDWARD
Surname	NICHOLAS
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	0 4 0 8 1 9 5 6
Business occupation (if any)	DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form AP01 and submit it together with this annual return.

Corporate details
Please use Section E1-E4 to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form CH01.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 **Director's details** ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	PETER JOSEF
Surname	OSWALD
Former name(s) ❷	
Country/State of residence	AUSTRIA
Nationality	AUSTRIAN
Date of birth	29 10 1962
Business occupation (if any)	CEO, EUROPE & INTERNATIONAL DIVISION

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 **Director's service address** ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 Director's details [1]

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	
Full forename(s)	ANNE CECILLE
Surname	QUINN
Former name(s) [2]	
Country/State of residence	UNITED KINGDOM
Nationality	NEW ZEALAND
Date of birth	0 4 0 7 1 9 5 1
Business occupation (if any)	DIRECTOR

[1] **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form **AP01** and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH01**.

[2] **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address [3]

Building name/number	2ND FLOOR
Street	CARDINAL PLACE
	80 VICTORIA STREET
Post town	LONDON
County/Region	
Postcode	S W 1 E 5 J L
Country	

[3] **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	MATAMELA CYRIL
Surname	RAMAPHOSA
Former name(s) ❷	
Country/State of residence	SOUTH AFRICA
Nationality	SOUTH AFRICAN
Date of birth	1 7 1 1 1 9 5 2
Business occupation (if any)	COMPANY DIRECTOR

❶ **Director appointments**
You cannot use this form to appoint a director. To do this, please complete form AP01 and submit it together with this annual return.

Corporate details
Please use Section E1-E4 to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form CH01.

❷ **Former name(s)**
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ **Service address**
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

AR01
Annual Return

Director

D1 Director's details ❶

Please use this section to list all the directors of the company.
For a corporate director, complete Section E1-E4.

Title*	MR
Full forename(s)	DAVID MICHAEL
Surname	WILLIAMS
Former name(s) ❷	
Country/State of residence	UNITED KINGDOM
Nationality	BRITISH
Date of birth	1 8 0 7 1 9 4 6
Business occupation (if any)	DIRECTOR

❶ Director appointments
You cannot use this form to appoint a director. To do this, please complete form AP01 and submit it together with this annual return.

Corporate details
Please use **Section E1-E4** to enter corporate director details.

Director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form CH01.

❷ Former name(s)
Please provide any previous names which have been used for business purposes during the period of this return. Married women do not need to give former names unless previously used for business purposes.

D2 Director's service address ❸

Building name/number	THE COMPANY'S REGISTERED OFFICE
Street	
Post town	
County/Region	
Postcode	
Country	

❸ Service address
If you have previously notified Companies House that the service address is at 'The Company's Registered Office', please state 'The Company's Registered Office' in the address.

This information will appear on the public record.

Corporate director

E1 Corporate director's details ❶

Please use this section to list all the corporate director's of the company.

Corporate body/firm name	
Building name/number	
Street	
Post town	
County/Region	
Postcode	
Country	

❶ **Corporate director appointments**
You cannot use this form to appoint a corporate director. To do this, please complete form **AP02** and submit it together with this annual return.

Corporate director details
All details must agree with those previously notified to Companies House. If you have made changes since the last annual return and have not notified us, please complete form **CH02**.

This information will appear on the public record.

E2 Location of the registry of the corporate body or firm

Is the corporate director registered within the European Economic Area (EEA)?
→ **Yes** Complete **Section E3 only**
→ **No** Complete **Section E4 only**

E3 EEA companies ❷

Please give details of the register where the company file is kept (including the relevant state) and the registration number in that register.

Where the company/ firm is registered ❸	
Registration number	

❷ **EEA**
A full list of countries of the EEA can be found in our guidance:
www.companieshouse.gov.uk

❸ This is the register mentioned in Article 3 of the First Company Law Directive (68/151/EEC).

E4 Non-EEA companies

Please give details of the legal form of the corporate body or firm and the law by which it is governed. If applicable, please also give details of the register in which it is entered (including the state) and its registration number in that register.

Legal form of the corporate body or firm	
Governing law	
If applicable, where the company/firm is registered ❹	
If applicable, the registration number	

❹ **Non-EEA**
Where you have provided details of the register (including state) where the company or firm is registered, you must also provide its number in that register

AR01
Annual Return

Part 3 Statement of capital ❶

Does your company have share capital?
→ Yes Complete the sections below and the following Part 4.
→ No Go to Part 5 (Signature).

❶ This should reflect the company's capital status at the made up date of this annual return.

F1 Share capital in pound sterling (£)

Please complete the table below to show each class of shares held in pound sterling.
If all your issued capital is in sterling, only complete **Section F1** and then go to **Section F4.**

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
5% CUMULATIVE PREFERENCE	£1.00	0	50,000	£ 50,000
				£
				£
				£
		Totals	50,000	£ 50,000

F2 Share capital in other currencies

Please complete the table below to show any class of shares held in other currencies.
Please complete a separate table for each currency.

Currency: EURO

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
ORDINARY	€0.20	0	367,240,805	€73,448,161.00
SPECIAL CONVERTING SHARES	€0.20	0	146,896,322	€29,379,264.40
		Totals		

Currency:

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
		Totals		

F3 Totals

Please give the total number of shares and total aggregate nominal value of issued share capital.

Total number of shares	514,187,131
Total aggregate nominal value ❺	£50,000 + €102,827,429.40

❺ **Total aggregate nominal value**
Please list total aggregate values in different currencies separately. For example: £100 + €100 + $10 etc.

❷ Including both the nominal value and any share premium.

❸ Total number of issued shares in this class.

❹ Number of shares issued multiplied by nominal value of each share.

Continuation Pages
Please use a Statement of Capital continuation page if necessary.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

Statement of capital ❶

Please complete the table below to show each class of shares held in other currencies. Please complete a separate table for each currency.

❶ This should reflect the company's capital status at the made up date of this annual return.

Currency: EURO

Class of shares (E.g. Ordinary/Preference etc.)	Amount paid up on each share ❷	Amount (if any) unpaid on each share ❷	Number of shares ❸	Aggregate nominal value ❹
SPECIAL RIGHTS SHARE	€1.00	0	1	€1.00
SPECIAL VOTING SHARE	€1.00	0	1	€1.00
UK DAS SHARE	€1.00	0	1	€1.00
UK DAN SHARE	€1.00	0	1	€1.00
		Totals	514,137,131	€102,827,429.40

❷ Including both the nominal value and any share premium.

❸ Total number of issued shares in this class.

❹ Number of shares issued multiplied by nominal value of each share.

F4 Statement of capital (Voting rights)

Please give the prescribed particulars of rights attached to shares for each class of share shown in the statement of capital share tables in **Sections F1** and **F2**.

Class of share	5% CUMULATIVE PREFERENCE SHARES
Voting rights	HOLDERS ARE ENTITLED TO VOTE AT A GENERAL MEETING OF THE COMPANY ONLY IF AND WHEN, AT THE DATE OF THE NOTICE CONVENING SUCH MEETING, THE PREFERENTIAL DIVIDEND ON SUCH SHARES IS SIX MONTHS OR MORE IN ARREARS OR IF A RESOLUTION IS TO BE PROPOSED ABROGATING, VARYING OR MODIFYING ANY OF THE RIGHTS OR PRIVILEGES OF THE HOLDERS OF THE CUMULATIVE PREFERENCE SHARES OR FOR THE WINDING UP OF THE COMPANY, IN WHICH CASE THEY SHALL ONLY BE ENTITLED TO VOTE ON SUCH RESOLUTION.
Class of share	ORDINARY SHARES
Voting rights	THE SHARES HAVE ATTACHED TO THEM FULL VOTING RIGHTS.
Class of share	SPECIAL CONVERTING SHARES
Voting rights	HOLDERS HAVE THE RIGHT TO VOTE AT A GENERAL MEETING OF THE COMPANY ONLY IF A RESOLUTION IS TO BE PROPOSED ABROGATING, VARYING OR MODIFYING ANY OF THE RIGHTS OR PRIVILEGES OF THE HOLDER(S) OR FOR THE WINDING UP OF THE COMPANY, IN WHICH CASE THEY SHALL ONLY BE ENTITLED TO VOTE ON SUCH RESOLUTION.
Class of share	SPECIAL VOTING SHARES
Voting rights	HOLDERS SHALL HAVE FULL VOTING RIGHTS ON A POLL BUT SHALL NOT BE ENTITLED TO VOTE ON ANY SHOW OF HANDS.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

F4 Statement of capital (Voting rights)

Class of share	SPECIAL RIGHTS SHARE
Voting rights	HOLDERS ARE ENTITLED TO VOTE AT A GENERAL MEETING OF THE COMPANY ONLY IF A RESOLUTION IS PROPOSED ABROGATING, VARYING OR MODIFYING ANY OF THE RIGHTS OR PRIVILEGES OF THE HOLDERS OR FOR THE WINDING UP OF THE COMPANY, IN WHICH CASE THEY SHALL ONLY BE ENTITLED TO VOTE ON SUCH RESOLUTION.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

F4 Statement of capital (Voting rights)

Class of share	UK DAS SHARE
Voting rights	HOLDERS ARE ENTITLED TO VOTE AT A GENERAL MEETING OF THE COMPANY ONLY IF A RESOLUTION IS PROPOSED ABROGATING, VARYING OR MODIFYING ANY OF THE RIGHTS OR PRIVILEGES OF THE HOLDERS OR FOR THE WINDING UP OF THE COMPANY, IN WHICH CASE THEY SHALL ONLY BE ENTITLED TO VOTE ON SUCH RESOLUTION.

In accordance with Section 854 of the Companies Act 2006.

AR01 - continuation page
Annual Return

F4 Statement of capital (Voting rights)

Class of share	UK DAN SHARE
Voting rights	HOLDERS ARE ENTITLED TO VOTE AT A GENERAL MEETING OF THE COMPANY ONLY IF A RESOLUTION IS PROPOSED ABROGATING, VARYING OR MODIFYING ANY OF THE RIGHTS OR PRIVILEGES OF THE HOLDERS OR FOR THE WINDING UP OF THE COMPANY, IN WHICH CASE THEY SHALL ONLY BE ENTITLED TO VOTE ON SUCH RESOLUTION.

Part 4 Shareholders

Does your company have share capital?
→ **Yes** Complete the sections below.
→ **No** Go to **Part 5 (Signature)**.

❶ This should reflect the shareholder details at the made up date of this annual return.

G1 Traded public companies ❷

☑ Please tick the box if your company was a traded public company at any time during the period of this return.

❷ **Traded company definition**
A traded company means a company any of whose shares are admitted to trading on a regulated market.

G2 List of past and present shareholders

Private and non-traded public companies are required to provide a 'full list' if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

☐ A full list of shareholders for a private or non-traded public company is enclosed. Please complete **Section G3**; or

☑ A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. Please complete **Section G4**.

☑ A list of shareholder changes is enclosed.
→ For private or non-traded public companies, please complete **Section G3**.
→ For traded public companies, please complete **Section G4**.

☐ There were no shareholder changes in this period.
→ Go to **Part 5 (Signature)**.

Please tick the appropriate box below to indicate the format of your shareholder details:

☑ The list of shareholders is enclosed on paper.
☑ The list of shareholders is enclosed in another format.

G3

Private or non-traded public companies – list of past and present shareholders

This section should only be completed by companies that have not traded on a regulated market at any time during the period of this return.

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year.

You must provide a 'full list' of all company shareholders on:
- The company's first annual return following incorporation;
- Every third annual return after a full list has been provided.

Please list the company shareholders in alphabetical order.

Joint shareholders should be listed consecutively.

Further shareholders
Please use a 'Private or non-traded public companies – list of past and present shareholders' continuation page if necessary.

		Shares or stock currently held	Shares or stock transferred (if appropriate)	
Shareholder's Name **(Address not required)**	Class of share	Number of shares or amount of stock	Number of shares or amount of stock	Date of registration of transfer
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /
				/ /

G4 Traded public companies – list of past and present shareholders

This section should show the shareholders that hold at least 5% of any class of share(s) of the company at the date of this return. It should only be completed by public companies that have traded on a regulated market at any time during the period of this return.

Changes during this period to shareholders' particulars or details of the amount of stock or shares transferred must be completed each year.

You must provide a 'full list' of all company shareholders on:
- The company's first annual return following incorporation;
- Every third annual return after a full list has been provided.

Please list the company shareholders in alphabetical order.

Joint shareholders should be listed consecutively.

Further shareholders
Please use a 'Traded public companies – list of past and present shareholders' continuation page if necessary.

Shareholder's details	Class of share	Shares or stock currently held Number of shares or amount of stock	Shares or stock transferred (if appropriate) Number of shares or amount of stock	Date of registration of transfer
Name UBS AG	5% CUMULATIVE PREFERENCE	50,000		/ /
Address 1 FINSBURY AVENUE LONDON EC2M 2PP				/ /
				/ /
Name MONDI SCS (UK) LIMITED	SPECIAL CONVERTING SHARES	146,896,322		/ /
Address 8TH FLOOR 68 KING WILLIAM STREET LONDON EC4N 7DZ	SPECIAL RIGHTS SHARE	1		/ /
	SPECIAL VOTING SHARE	1		/ /
Name MONDI SCS (UK) LIMITED	UK DAS SHARE	1		/ /
Address 8TH FLOOR 68 KING WILLIAM STREET LONDON EC4N 7DZ	UK DAN SHARE	1		/ /
				/ /
Name				/ /
Address				/ /
				/ /

Part 5 Signature

This must be completed by all companies.

I am signing this form on behalf of the company.

Signature

Signature

X  X

This form may be signed by:
Director ❶, Secretary, Person authorised ❷, Charity commission receiver and manager, CIC manager, Judicial factor.

❶ **Societas Europaea**
If the form is being filed on behalf of a Societas Europaea (SE) please delete 'director' and insert details of which organ of the SE the person signing has membership.

❷ **Person authorised**
Under either section 270 or 274 of the Companies Act 2006.

AR01
Annual Return



Presenter information

You do not have to give any contact information, but if you do it will help Companies House if there is a query on the form. The contact information you give will be visible to searchers of the public record.

Contact name COMPANY SECRETARIAL DEPT

Company name MONDI plc

Address BUILDING 1, 1ST FLOOR
AVIATOR PARK
STATION ROAD

Post town ADDLESTONE

County/Region SURREY

Postcode K T 1 5 2 P G

Country

DX

Telephone



Checklist

We may return forms completed incorrectly or with information missing.

Please make sure you have remembered the following:

- ☐ The company name and number match the information held on the public Register.
- ☐ You have completed your principal business activity.
- ☐ You have not used this form to make changes to the registered office address.
- ☐ You have not used this form to make changes to secretary and director details.
- ☐ You have fully completed the Statement of capital (if applicable).
- ☐ You have signed the form.
- ☐ You have enclosed the correct fee.



Important information

Please note that all information on this form will appear on the public record.



How to pay

A fee of £30 is payable to Companies House in respect of an Annual Return

Make cheques or postal orders payable to 'Companies House.'



Where to send

You may return this form to any Companies House address, however for expediency we advise you to return it to the appropriate address below:

For companies registered in England and Wales:
The Registrar of Companies, Companies House,
Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff.

For companies registered in Scotland:
The Registrar of Companies, Companies House,
Fourth floor, Edinburgh Quay 2,
139 Fountainbridge, Edinburgh, Scotland, EH3 9FF.
DX ED235 Edinburgh 1
or LP - 4 Edinburgh 2 (Legal Post).

For companies registered in Northern Ireland:
The Registrar of Companies, Companies House,
First Floor, Waterfront Plaza, 8 Laganbank Road,
Belfast, Northern Ireland, BT1 3BS.
DX 481 N.R. Belfast 1.



Further information

For further information, please see the guidance notes on the website at www.companieshouse.gov.uk
or email enquiries@companieshouse.gov.uk

This form is available in an alternative format. Please visit the forms page on the website at www.companieshouse.gov.uk

<u>Mondi plc</u>

List of subsidiary and associated undertakings and other significant holdings In accordance with Sections 409 and 410 of the Companies Act 2006 as at 31 December 2009.

Except where stated, the shares held are Ordinary shares.

All shares are held indirectly through a subsidiary or associated undertaking except where noted.

Company	Country of Incorporation	Classes of shares held	% of shares held by Group
Mondi Sales Asia Pacific Pty Limited	Australia		100
EU-RO Handelsgesellschaft m.b.H	Austria		50
Europapier Aktiengesellschaft	Austria		100
Europapier Austria GmbH	Austria		100
Europapier Dienstleistungs GmbH	Austria		25
Europapier International GmbH	Austria		100
KHV - Hausverwaltungs GmbH	Austria		100
Mondi AG	Austria		100
Mondi Bags Austria GmbH	Austria		100
Mondi Coating GmbH	Austria		100
Mondi Coating Zeltweg GmbH	Austria		100
Mondi Frantschach GmbH	Austria		100
Mondi Frohnleiten GmbH	Austria		100
Mondi Holdings Austria GmbH	Austria		100
Mondi Industrial Packaging Holdings GmbH	Austria		100
Mondi Neusiedler GmbH	Austria		100
Mondi Packaging Bag Division GmbH	Austria		100
Mondi Packaging Corrugated Holding GmbH	Austria		100
Mondi Packaging Corrugated Services GmbH	Austria		100
Mondi Packaging Flexibles GmbH	Austria		100
Mondi Packaging Grünburg GmbH	Austria		100
Mondi Packaging Korneuburg GmbH	Austria		100
Mondi Packaging Möderbrugg GmbH	Austria		100
Mondi Packaging Paper Sales GmbH	Austria		100
Mondi Release Liner Austria GmbH	Austria		100
Mondi Sales Europe GmbH	Austria		100
Mondi Sales und Marketing GmbH	Austria		100
Mondi Services AG	Austria		100
Mondi Shuaiba Holding GmbH	Austria		38.5
Mondi Uncoated Fine & Kraft Paper GmbH	Austria		100

Mondi Uncoated Fine Paper Sales GmbH	Austria	100
MONPA Beteiligungs GmbH	Austria	100
SAREC Papiersackrecycling Organisation GmbH	Austria	100
Sulbit Handels GmbH	Austria	100
Unterland Flexible Packaging GmbH	Austria	100
Ybbstaler Zellstoff GmbH	Austria	100
Mondi Belcoat N.V.	Belgium	100
Mondi Brussels South S.A.	Belgium	100
Mondi Packaging Houthalen N.V.	Belgium	100
Mondi Packaging Poperinge SA	Belgium	100
Europapier-Hercegtisak d.o.o. Siroki Brijeg	Bosnia-Herzegovina	85
Mondi (UK) Sales Holdings Limited	British Virgin Islands	100
Europapier Bulgaria EOOD	Bulgaria	100
Mondi Stambolijski E.A.D	Bulgaria	100
Mondi Packaging Hong Kong Limited	China	100
Roman Bauernfeind Packaging (Hong Kong) Limited	China	100
Europapier Croatia d.o.o.	Croatia	100
Mondi Packaging Valpovo d.o.o.	Croatia	100
Neusiedler Middle East Limited	Cyprus	99.99
Europapier Bohemia spol. s.r.o.	Czech Republic	100
EURO WASTE, a.s.	Czech Republic	50
Mondi Bags Steti a.s.	Czech Republic	100
Mondi Coating Steti a.s.	Czech Republic	100
Mondi Steti a.s.	Czech Republic	100
Mondi Uncoated Fine Paper Czech Republic s.r.o.	Czech Republic	100
Wood & Paper a.s.	Czech Republic	46.5
Mondi Packaging Nyborg A/S	Denmark	100
Suez Bag SAE	Egypt	29.89
Mondi Gournay Sarl	France	100
Mondi Packaging (France) SAS	France	100
Mondi Packaging Bethune S.A.	France	99.95
Mondi Uncoated Fine Paper France Sarl	France	100
Chiemgau Recycling GmbH	Germany	100
Conki GmbH	Germany	100
FIP GmbH	Germany	100
Frantschach International GmbH	Germany	100

Frantschach Packaging Deutschland Beteiligungs GmbH	Germany	100
Frantschach Packaging Deutschland GmbH	Germany	100
HBB Heizkraftwerk Bauernfeind Betreibergesellschaft mbH	Germany	100
Kneki GmbH	Germany	100
Mondi Inncoat GmbH	Germany	100
Mondi Jülich GmbH	Germany	100
Mondi Packaging Bad Rappenau GmbH	Germany	100
Mondi Packaging Eschenbach GmbH	Germany	100
Mondi Packaging Hammelburg GmbH	Germany	100
Mondi Packaging Holding Deutschland GmbH	Germany	100
Mondi Packaging Lindlar GmbH	Germany	100
Mondi Packaging Paper Sales Deutschland GmbH	Germany	100
Mondi Packaging Sendenhorst GmbH	Germany	100
Mondi Packaging Trebsen GmbH	Germany	100
Mondi Raubling GmbH	Germany	100
Mondi Uncoated Fine Paper Deutschland GmbH	Germany	100
Natronag Gesellschaft für Verpackungssysteme mbH	Germany	100
Neoplex GmbH Deutschland	Germany	100
Mondi Packaging Thessaloniki A.E.	Greece	100
Cofinec Hungary Vagyonkezelö Kft.	Hungary	100
Europapier Hungaria Kft	Hungary	100
Europapier Logistik Kft	Hungary	100
Mondi Packaging Békéscsaba Kft	Hungary	100
Mondi Packaging Hungaria Kft.	Hungary	100
Mondi Szolnok ZRt.	Hungary	100
Z-P Formular Kft.	Hungary	50
Grafinir Paper Marketing Limited	Israel	100
Miterani Paper Marketing 2000 (1999) Limited	Israel	100
Mondi Hadera Paper Limited	Israel	50.10
Mondi Hadera Paper Marketing Limited	Israel	50.10
Yavnir (1999) Limited	Israel	50.10
NATRO-TECH Srl.	Italy	100
Mondi SRL	Italy	100
Mondi Packaging Flexibles Italia s.r.l.	Italy	100
Mondi Packaging Gradisac S.P.A.	Italy	100
Mondi Packaging IPI S.P.A.	Italy	100
Mondi Packaging Italia S.p.A.	Italy	100
Mondi Packaging Novasac s.r.l.	Italy	100
Mondi Packaging Services Italia S.r.l..	Italy	100
Mondi Packaging Tolentino SRL	Italy	100

Mondi Paper Sales Italia s.r.l.	Italy	100
Mondi Silicart S.r.l	Italy	100
Jordan Paper Sacks Company Limited	Jordan	57.9
Mondi Packaging Lebanon SAL	Lebanon	100
Mondi Business Papers Sarl	Luxembourg	100
Mondi Services Sarl	Luxembourg	100
Mondi Sarl	Luxembourg	100
Mondi German Investments SA	Luxembourg	100
Mondi International Sarl	Luxembourg	100
Mondi Investments Sarl	Luxembourg	100
Mondi Packaging Europe SA	Luxembourg	100
Mondi Packaging Sarl	Luxembourg	100
Mondi Technology Investments SA	Luxembourg	100
Mondi Packaging Kuala Lumpur Sdn. Bhd.	Malaysia	62
Mondi Packaging Services (Asia) Sdn. Bhd.	Malaysia	100
Caja de Ahorro de Personal de Mondi Packaging Mexico Servicios A.C.	Mexico	100
Mondi Packaging Mexico Holding, S. de R.L. de C.V.	Mexico	100
Mondi Packaging Mexico S. de R.L. de C.V.	Mexico	100
Mondi Packaging Mexico Servicios S.de R.L. de C.V.	Mexico	100
Embal Sac SARL	Morocco	74.74
Ensachage Moderne SARL	Morocco	74.74
Pap Sac Maghreb SA	Morocco	74.74
Framondi N.V.	Netherlands	100
Frantschach MENA Packaging B.V.	Netherlands	70
Mondi Coating B.V.	Netherlands	100
Mondi Coating Netherlands B.V.	Netherlands	100
Mondi Heerlen B.V.	Netherlands	100
Mondi Packaging Bag Division B.V.	Netherlands	100
Mondi Flexibles Benelux B.V.	Netherlands	100
Mondi Packaging Corrugated B.V.	Netherlands	100
Mondi Packaging Flexibles B.V.	Netherlands	100
Mondi Packaging Maastricht N.V.	Netherlands	100
Mondi Packaging Paper B.V.	Netherlands	100
Mondi Packaging Poland B.V.	Netherlands	100
Mondi Sales Benelux B.V.	Netherlands	76
Mondi Uncoated Fine Paper Sales Benelux & Nordics B.V.	Netherlands	100
Neusiedler Holdings BV	Netherlands	100
Mondi Packaging Moss AS	Norway	100
Mondi Packaging Rygge AS	Norway	100

Oman Mondi Shuaiba Packaging LLC	Oman		26.95
Europapier Impap Sp zoo	Poland		100
Mondi Bags Mielec Sp. z o.o.	Poland		100
Mondi Bags Swiecie Sp. z o.o.	Poland		100
Mondi Packaging BZWP Sp z o.o.	Poland		100
Mondi Packaging Dorohusk Sp z o.o.	Poland		100
Mondi Swiecie S.A.	Poland		66
Mondi Packaging Solec Sp. z o.o.	Poland		100
Mondi Packaging Swiecie Sp z o.o.	Poland		100
Mondi Packaging Szczecin S.A.	Poland		100
Mondi Packaging Warszawa Sp z o.o.	Poland		100
Polski System Recyklingu - Organizacja Odzysku SA w Warszawie	Poland		16.37
Swiecie Recykling Sp. z o.o.	Poland		66
Europapier Romania SRL	Romania		100
Mondi Packaging Bucharest S.R.L.	Romania		100
LLC Europapier	Russia		100
Mondi Business Paper Sales CIS	Russia		100
Mondi Syktyvkar OAO	Russia	Ordinary Preference	100
OOO Egida Security	Russia	Ordinary Preference	100
OOO Ezhva	Russia	Ordinary Preference	100
OOO Ezhvadorstroy	Russia	Ordinary Preference	100
OOO Ezhvatrans	Russia	Ordinary Preference	100
OOO Finleskom	Russia	Ordinary Preference	100
OOO Nizhegorodskij Office SLPK	Russia		100
OOO Novyi Les	Russia	Ordinary Preference	100
OOO PozhGazServis	Russia	Ordinary Preference	100
OOO Samarskij office SLPK	Russia		100
OOO SPPZHT	Russia	Ordinary Preference	100
OOO Syktyvkar Besides PPZHT	Russia		100
OOO TZK SLPK	Russia	Ordinary Preference	100
Europapier Srbija d.o.o.	Serbia & Montenegro		100
Mondi Packaging Paracin d.o.o.	Serbia & Montenegro		100
Mondi Packaging (Singapore) Pte. Limited	Singapore		100

Mondi Packaging Paper Sales Asia Pte. Limited	Singapore		100
Europapier Slovakia Spol sro	Slovakia		100
Euro Waste Slovakia, s.r.o.	Slovakia		50
Mondi Ruzomberok a.s.	Slovakia		60
Mondi SCP a.s.	Slovakia		51
Obaly Solo s.r.o	Slovakia		51
Palety s.r.o.	Slovakia		51
SCP-PSS a.s.	Slovakia		51
SLOVWOOD a.s.	Slovakia		34
VLA-STA s.r.o.	Slovakia		51
Europapier Slovenija d.d.	Slovenia		100
Mondi Packaging Iberica S.L.	Spain		100
Mondi Packaging Paper Sales Iberica S.L.	Spain		100
Mondi Uncoated Fine Paper Iberia, S.A.	Spain		100
Mondi Dynäs AB	Sweden		100
Mondi Örebro AB	Sweden		100
Mondi Sunne AB	Sweden		100
ScandFibre Logistics Aktiebolag	Sweden		20
Dipeco AG	Switzerland		100
FPC Flexible Packaging Consulting AG	Switzerland		100
IPE AG	Switzerland		100
Mondi Packaging Rothrist AG	Switzerland		100
TCL Packaging Limited	Trinidad		20
Mondi Packaging Istanbul Ambalaj San. ve Tic. Ltd.Şti.	Turkey		100
Mondi Packaging Mersin LLC	Turkey		100
Pripack Ambalaj Sanayi ve Ticaret A.S.	Turkey		61.31
Tidas Tire Kagit Sanayi ve Dis Ticaret A.S.	Turkey		60.83
Tire Kutsan Oluklu Mukavva Kutu ve Kagit Sanayi A.S.	Turkey		61.44
Mondi Akrosil, LLC	USA		100
Mondi Minneapolis Inc.	USA		100
Mondi Packaging USA Inc.	USA		100
Abertay Paper Sacks Limited	UK		100
Albert E Willmer and Company Limited	UK		100
Aylesford Newsprint Holdings Limited	UK	Ordinary Preference B	50
Aylesford Newsprint Limited	UK		50
Aylesford Newsprint Services Limited	UK		50
Birmingham Corrugated Cases Limited	UK		100
Bux Corrugated Containers Limited	UK		100

Centrapak Limited	UK		100
Chesterfield Packaging (Holdings) Limited	UK		100
Chesterfield Packaging Company Limited	UK		100
Corrugated Paper Sales Limited	UK		100
Crown Corrugated (Scotland) Limited	UK		100
Crown Corrugated (Wales) Limited	UK		100
Crown Packaging Group Limited	UK		100
Dane Packaging (Lancashire) Limited	UK		100
Firn Overseas Packaging Limited	UK		100
Flametone Limited	UK		100
Framondi UK Finance	UK		100
Frantschach Holdings UK Limited	UK		100
Great Yarmouth Cardboard Box company Limited	UK		100
Hamilton Packaging Services Limited	UK		100
H.D.P.Limited	UK		100
Hypac Limited	UK		100
Hypac Pension Trustees Limited	UK		100
Kestrel Cases Limited	UK		100
Langfern Packaging Limited	UK		100
March Packaging (Andover) Limited	UK		100
March Packaging (Hastings) Limited	UK		100
March Packaging (Holdings) Limited	UK		100
March Packaging (Midlands) Limited	UK		100
March Packaging (Trent) Limited	UK		100
March Packaging Group Limited	UK		100
Marcor Board Limited	UK		100
McWrap Limited	UK		100
Medway Packaging Pension Trustee Limited	UK		100
Mondi Europe Finance	UK		100
Mondi Finance Limited	UK		100
Mondi Finance UK Limited	UK		100
Mondi German Investments Limited	UK		100
Mondi Glossop Limited	UK		100
Mondi Graphic Paper Holdings (UK) Limited	UK		100
Mondi Holcombe Limited	UK		100
Mondi Investments Limited	UK		100 *(held directly)*
Mondi Packaging (Delta) Limited	UK		100
Mondi Packaging (GB) Limited	UK		100
Mondi Packaging (UK) Limited	UK		100
Mondi Packaging Aberdeen Limited	UK		100
Mondi Packaging Limited	UK		100
Mondi Packaging Paper UK Finance	UK		100
Mondi Packaging UK Holdings Limited	UK		100
Mondi Packaging Wheatley Limited	UK	Ordinary	100
		Preference	
Mondi Paper (UK) Limited	UK		100
Mondi Pension Trustee Limited	UK		100 *(held directly)*

Mondi Rochester Limited	UK		100
Mondi Services (UK) Limited	UK		100
Mondi Uncoated Fine Paper Finance	UK		100
Mondi Uncoated Fine Paper UK Limited	UK		100
Norvic Associates Limited	UK		75.10
Olympic Corrugated Cases Limited	UK		100
P & M Transit Packaging Limited	UK		100
Robert S Pemberton & Co Limited	UK		100
Rochette Packaging Limited	UK		100
Skelmersdale Packaging Limited	UK		100
Wheatley Packaging Limited	UK	Ordinary Preference	100
William Hamilton Holdings Limited	UK		100
Wilpak Holdings Limited	UK		100
Wilpak Limited	UK		100
Yare Packaging Limited	UK		100
Mondi Business Paper Sales Ukraine	Ukraine		100
Mondi Packaging Bags Ukraine LLC	Ukraine		100

FILE NO: 82-35166

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, April 28, 2010 16:04
Certificate of Annual Return for period: 2009/12


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1967/013038/06**
Enterprise Name	**MONDI LIMITED**
Enterprise Shortened Name	
Enterprise Translated Name	
Enterprise Trading Name	
Main Business	**PAPER AND PACKAGING**
Financial year end	**December**
Financial Statements	
Holding Company	
Annual General Meeting	
Registration Date	**11/12/1967**
Business Start Date	
Enterprise Type	**Public Company**
Postal Address	**POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076**
Address of registered office	**4TH FLOOR NO 3 MELROSE BOULEVARD MELROSE ARCH 2196**
Telephone Number	
Fax Number	
Website (URL)	
Email Address	
Cell Number	

Auditor

Name **DELOITTE AND TOUCHE**

Status	**Current**
Type	**ACC**
Profession	**The Association of Chartered Certified Accountants (ACCA)**
Membership / Practice No	**123456789**

	Business Address	DELOITTE AND TOUCHE PLACE THE WOODLANDS CNR WOODLANDS AND KELVIN DRIVE WOODMEAD 2199
	Postal Address	PRIVATE BAG X6 GALLO MANOR 2052
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	20/12/1967

Company Secretary

First Names	**PHILIP ALBERT**	
Surname	**LAUBSCHER**	
	Initials	PA
	ID Number	5511185026086
	Country (of residence)	South Africa
	Status	Active
	Profession / Occupation	
	Business Address	
	Postal Address	P O BOX 61587 MARSHALLTOWN 2107
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	23/01/2001

Directors / Officers / Local Managers

Type	**Director**	
	First Names	ANDREW CHARLES WALLIS
	Surname	KING
	Initials	ACW
	ID Number	6909135109086
	Date of Birth	13/09/1969
	Country of Residence	South Africa
	Status	Active
	Profession / Occupation	
	Business Address	
	Residential Address	

		9 PORTER AVENUE MELROSE NORTH JOHANNESBURG 2196
	Postal Address	POSTNET SUITE #444 PRIVATE BAG X1 MELROSE ARCH 2076
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	23/10/2008
Type	**Director**	
	First Names	JOHN EDWARD
	Surname	NICHOLAS
	Initials	JE
	ID Number	560804
	Date of Birth	04/08/1956
	Country of Residence	United Kingdom
	Status	Active
	Profession / Occupation	
	Business Address	
	Residential Address	OVERROADS 2 GROVE ROAD BEACONFIELD BUCKINGHAMSHIRE HP9 IUP 0000
	Postal Address	OVEROARDS 2 GROVE ROAD BEACONSFIELD BUCKINGHAMSHIRE HP9 IUP 0000
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	02/10/2009
Type	**Director**	
	First Names	CYRIL MATAMELA
	Surname	RAMAPHOSA
	Initials	CM
	ID Number	5511175681087
	Date of Birth	17/11/1952

	Country of Residence	**South Africa**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**29 TEESDALE HYDE PARK JOHANNESBURG 2196**
	Postal Address	**SUITE 167 PRIVATE BAG X9924 SANDTON 2146**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**03/12/2004**
Type	**Director**	
	First Names	**DAVID ANDREW**
	Surname	**HATHORN**
	Initials	**DA**
	ID Number	**6205215098004**
	Date of Birth	**21/05/1962**
	Country of Residence	**South Africa**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**17B SPRINGHILL ROAD RIVERCLUB 2149**
	Postal Address	**P O BOX 61101 MARSHALLTOWN 2107**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**07/05/1997**
Type	**Director**	
	First Names	**ANNE CECILE**
	Surname	**QUINN**
	Initials	**AC**
	ID Number	**510407**

	Date of Birth	**04/07/1951**
	Country of Residence	**New Zealand**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**31 CAPITAL WHARF 50 WAPPING HIGH STREET LONDON E1W 1LY 0000**
	Postal Address	**POSTNET SUITE #444 PRIVATE BAGX1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**
Type	**Director**	
	First Names	**PETER JOSEF**
	Surname	**OSWALD**
	Initials	**PJ**
	ID Number	**620510**
	Date of Birth	**29/10/1960**
	Country of Residence	**Austria**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**COBENZLGASSE 109 1190 VIENNA AUSTRIA 0000**
	Postal Address	**KELSENSTRASSE 7 1032 VIENNA AUSTRIA 0000**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**01/01/2008**
Type	**Director**	

	First Names	DAVID MICHAEL
	Surname	WILLIAMS
	Initials	DM
	ID Number	470601
	Date of Birth	18/01/1946
	Country of Residence	British Virgin Islands
	Status	Active
	Profession / Occupation	
	Business Address	
	Residential Address	BUNZL PLC 110 PARK STREET LONDON WIK 6NX 0000
	Postal Address	POSTNET SUITE#444 PRIVATE BAG X1 MELROSE ARCH 2076
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	23/05/2007
Type	**Director**	
	First Names	IMOGEN NONHLANHLA
	Surname	MKHIZE
	Initials	IN
	ID Number	6305160715089
	Date of Birth	16/05/1963
	Country of Residence	South Africa
	Status	Active
	Profession / Occupation	
	Business Address	
	Residential Address	6 KERHODE PLACE DURBAN NORTH 4051
	Postal Address	44 MAIN STREET JOHANNESBURG 2001
	Telephone number	
	Fax number	
	Cell Number	
	Email	

	Start Date	**23/05/2007**
Type	**Director**	
	First Names	**COLIN STEPHEN**
	Surname	**MATTEWS**
	Initials	**CS**
	ID Number	**570804**
	Date of Birth	**20/04/1956**
	Country of Residence	**British Virgin Islands**
	Status	**Active**
	Profession / Occupation	
	Business Address	
	Residential Address	**BRAE COTTAGE BUTE AVENUE RICHMOND SURREY 27 AX 0000**
	Postal Address	**POSNET SUITE #444 PRIVATE BAGX1 MELROSE ARCH 2076**
	Telephone number	
	Fax number	
	Cell Number	
	Email	
	Start Date	**23/05/2007**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, Pretoria
Call Centre Tel: 086 184 3384, Fax (012) 328 3051, www.cipro.gov.za